

September 20, 2012

Via E-mail
Mr. John F. Thero
President and Principal Financial Officer
Amarin Corporation plc
2 Pembroke House, Upper Pembroke Street 28-32
Dublin 2, Ireland

> **Re: Amarin Corporation plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 333-176897**

Dear Mr. Thero:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to our comment, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the quarterly period ended June 30, 2012
Notes to Consolidated Financial Statements
(4) Debt
Exchangeable Senior Notes, page 9

1.   Please provide us an analysis of the $150 million private placement completed in January 2012 supporting how your accounting treatment complies with GAAP. Identify all of the elements and embedded features required to be separated from the debt instruments and the specific accounting treatment of each. For example, it is unclear from your existing disclosure how you assessed the feature that allows the holders to require you to repurchase the notes on certain dates and how you assessed this feature for the purpose of establishing the fair value of your notes and whether any embedded feature is a

derivative. Include in your response the authoritative literature you relied upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding our comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant